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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
China Discovery Acquisition Corp.

(Name of Issuer)
Warrants

(Title of Class of Securities)
G2112B117

(CUSIP Number)
July 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	G2112B117

1	Name of Reporting Person.

I.R.S. Identification No. of Above Persons (Entities Only).
Craig Samuels

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

United States of America

	5	Sole Voting Power

Number of		N/A

Shares	6	Shared Voting Power
Beneficially
Owned by		N/A

Each	7	Sole Dispositive Power
Reporting
Person		653,000(1)

With:	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

653,000(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented by Amount in Row (9)

5.1%(2)

12	Type of Reporting Person

IN
(1) Consists of a long position of 653,000 warrants.
(2) Based on 12,743,334 warrants outstanding.

Page 2 of 5 pages

CUSIP No.	G2112B117

Item 1(a):	Name of Issuer.

China Discovery Acquisition Corp.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

2666 East Bayshore Road, Suite B
Palo Alto, California 94303

Item 2(a):	Name of Person Filing.

This statement is filed by Craig Samuels (the “Reporting Person”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

13990 Rancho Dorado Bend
San Diego, California 92130

Item 2(c):	Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d):	Title of Class of Securities.

Warrants

Item 2(e):	CUSIP Number.

G2112B117

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

See Items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable
Page 3 of 5 pages

CUSIP No.	G2112B117

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 4 of 5 pages

CUSIP No.	G2112B117
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2007

/s/ Craig Samuels Craig Samuels
Page 5 of 5 pages